Exhibit 99.30

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

October 23, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

WESTERN WIND ENERGY VALUATION UPDATE

Vancouver, BC -- October 23, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange -- "WND") (OTCQX -- "WNDEF"), wishes to report the following project and financial updates and how these will relate to meeting the goals and objectives of the shareholders to reflect the DAI valuation, in the earliest possible timeframe.

Yabucoa Project, Puerto Rico

Western Wind Energy is pleased that all the necessary legal teams have been engaged to complete and close the project financing facilities for the 30 MW Yabucoa Solar Project in Puerto Rico (“Yabucoa”), before the December 31st year end. Yabucoa will add $148 Million to Western Wind’s balance sheet and increase our production capacity to 195 MW.

According to the American Wind Energy Association and published in the October, 2011 edition of North American WindPower, Western Wind would be ranked No. 7 in size, if we were compared to Utility direct ownership of renewable energy facilities.

Kingman Project, Kingman, Arizona

The 10.5 MW $34 Million Kingman Wind and Solar Facility which is the first of its kind in North America, is fully operational and went online last month.

Windstar Project, Tehachapi, California

The 120 MW $313 Million Windstar Project located in Tehachapi, CA has completed its first phase of 106 MW and is waiting to sell power, as soon as the transmission system is energized, which is scheduled to happen next month. The remaining phase of 14 MW will be completed by the end of this year.

Mesa Project, Palm Springs, California

Western Wind’s existing and producing 30 MW Mesa Wind Project in Palm Springs, CA, is scheduled to double its revenue before the year-end because of a new contract.

Together with the above significant milestones, Western Wind owns over $31 million in cash in unused project contingency accounts, has $300 million in unused tax shield and is expected to receive over $101 million in tax-free cash grant money. The immediate recognition of these vast financial and production assets, that are all fully funded and 100% owned by Western Wind, will be recognized by the shareholders in the upcoming Q1 and Q2 calendar 2012 Balance Sheet and P & L Statement. It is these milestones and the previously reported construction completion dates that will bring Western Wind’s shareholders in line with the DAI valuation.

Western Wind has several other project announcements to make and will do so when the information becomes publicly available, in the near future. This is in addition to our 1,300 MW project pipeline.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email:
alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward –looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.